Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table presents our capitalization in accordance with International Financial Reporting Standards (IFRS) as of November 30, 2011. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F dated March 31, 2011.

As of November 30, 2011

	NOK	U.S.$
	(in millions) (unaudited)
Short-term debt (commercial paper and current portion of bond debt) *	49,486.5	8,564.5

Long-term debt (excluding current portions)
Bonds	111,798.1	19,348.6
Subordinated debt	1,149.4	198.9

Total long-term debt	112,947.5	19,547.5

Capital contribution securities	271.8	47.0

Shareholders’ equity
Share capital	2,771.1	479.6
Other Equity	20,084.6	3,476.0
Share premium reserve	176.6	30.6

Total shareholders’ equity	23,032.3	3,986.2

Total capitalization	185,738.1	32,145.2

*	All our debt is unsecured and unguaranteed. The current portion of bond debt is based on expected maturity on structured bonds in accordance with internal model.

For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 5.7781= U.S.$1.00, the noon buying rate of the Central Bank of Norway of November 30, 2011.